Silver Standard Resources Inc.

Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2012
(unaudited)

Silver Standard Resources Inc.
Consolidated Interim Financial Statements for the three and nine months ended September 30, 2012

CONTENTS

Primary financial statements
Consolidated Interim Statement of Financial Position
Consolidated Interim Statement of Income (Loss)
Consolidated Interim Statement of Comprehensive Income
Consolidated Interim Statement of Changes in Shareholders’ Equity
Consolidated Interim Statement of Cash Flows

Notes to the consolidated interim financial statements
Note 1 – Nature of operations
Note 2 – Summary of significant accounting policies

Statement of Financial Position
Note 3 – Other assets
Note 4 – Inventory
Note 5 – Investment in associate
Note 6 – Value added tax receivable
Note 7 – Warrant liability
Note 8 – Convertible notes

Shareholders’ equity
Note 9 – Share-based compensation

Income Statement
Note 10 – Cost of sales
Note 11 – Other income (other expenses)

Additional disclosures
Note 12 – Operating segments
Note 13 – Supplemental cash flow information

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Silver Standard Resources Inc.
Consolidated Interim Statement of Financial Position
(expressed in thousands of United States dollars - unaudited)

		September 30	December 31
	Note	2012	2011
		$	$
Current assets
Cash and cash equivalents		353,439	329,055
Trade and other receivables	6	72,524	19,401
Other current assets	3	62,220	33,539
Inventory	4	116,158	94,681
		604,341	476,676
Non-current assets
Property, plant and equipment		555,673	544,111
Investment in associate	5	122,190	136,342
Deferred income tax assets		17,377	21,591
Value added tax receivable	6	35,776	89,160
Other non-current assets	3	8,025	8,222
Total assets		1,343,382	1,276,102

Current liabilities
Trade and other payables		60,654	48,022
Taxes payable		14,289	22,498
Warrant liability	7	-	7,067
Convertible notes	8	133,073	-
Derivative liability	8	74	-
		208,090	77,587
Non-current liabilities
Deferred income tax liabilities		52,020	41,331
Close down and restoration provision		47,492	46,653
Convertible notes	8	-	125,313
Derivative liability	8	-	1,242
Total liabilities		307,602	292,126

Shareholders' equity
Share capital		706,901	705,876
Other reserves		26,317	6,515
Retained earnings		302,562	271,585
Total shareholders' equity		1,035,780	983,976

Total liabilities and shareholders' equity		1,343,382	1,276,102

The accompanying notes are an integral part of the consolidated interim financial statements

Approved by the Board of Directors and authorized for issue on November 7, 2012

“John R. Brodie”	“John Smith”
John R. Brodie, FCA, Director	John Smith, Director

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Silver Standard Resources Inc.
Consolidated Interim Statement of Income (Loss)
(expressed in thousands of United States dollars, unless otherwise noted - unaudited)

	Three Months Ended September 30			Nine Months Ended September 30
	Note	2012	2011	2012	2011
		$	$	$	$

Revenue		73,524	26,152	154,342	133,476
Cost of sales	10	(57,055)	(14,660)	(124,870)	(78,287)
Income from mine operations		16,469	11,492	29,472	55,189

General and administrative expenses		(4,522)	(6,748)	(17,778)	(20,348)
Exploration and evaluation expenses		(4,803)	(1,678)	(7,972)	(5,139)
Operating income		7,144	3,066	3,722	29,702

Gain on sale of mineral property		-	51,359	-	50,536
Gain on partial disposal of associate	7	-	-	49,082	39,266
Interest earned and other finance income		827	449	1,411	1,989
Interest (expense) and other finance costs		(6,563)	(4,329)	(18,858)	(12,866)
Other income (other expenses)	11	1,787	7,388	15,814	13,798
Foreign exchange (loss)		(994)	(5,209)	(3,884)	(3,132)
Income before tax		2,201	52,724	47,287	119,293

Income tax (expense)		(4,692)	(30,888)	(16,310)	(41,748)

Net (loss) income and net (loss) income attributable to shareholders		(2,491)	21,836	30,977	77,545

Weighted average shares outstanding (thousands)
Basic		80,748	80,549	80,743	80,223
Diluted		80,748	80,897	80,757	80,686

(Loss) Earnings per share
Basic		$(0.03)	$0.27	$0.38	$0.97
Diluted		$(0.03)	$0.27	$0.38	$0.96

The accompanying notes are an integral part of the consolidated interim financial statements

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Silver Standard Resources Inc.
Consolidated Interim Statement of Comprehensive Income
(expressed in thousands of United States dollars - unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Note Note	2012	2011	2012	2011
		$	$	$	$

Net income (loss) for the period attributable to shareholders		(2,491)	21,836	30,977	77,545
Other comprehensive income (loss):
Unrealized gain (loss) on marketable securities, net of tax		10,602	(2,501)	10,548	(10,725)
Realized gain on the disposal of marketable securities recycled to net income, net of tax		-	(4,731)	-	(4,731)
Share of other comprehensive income (loss) of associate	5	5,477	(10,066)	5,664	(4,821)
Cumulative translation adjustment		376	(2,711)	728	(2,210)
Other comprehensive income (loss)		16,455	(20,009)	16,940	(22,487)

Total comprehensive income		13,964	1,827	47,917	55,058

The accompanying notes are an integral part of the consolidated interim financial statements

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Silver Standard Resources Inc.
Consolidated Interim Statement of Changes in Shareholders’ Equity
(expressed in thousands of United States dollars - unaudited)

	Common Shares		Other	Retained earnings	Total	Non-	Total
	Shares	Amount	reserves	(accumulated	attributable to	controlling	equity
				deficit)	shareholders	Interest
	000's	$	$	$	$	$	$
Balance, January 1, 2011	79,665	676,651	63,257	191,455	931,363	496	931,859

Exercise of stock options	950	27,613	(8,410)	-	19,203	-	19,203
Share-based compensation	-	-	4,003	-	4,003	-	4,003
Transactions with non-controlling interests	-	-	(28,196)	-	(28,196)	(496)	(28,692)
Total comprehensive income for the period	-	-	(22,487)	77,545	55,058	-	55,058
Balance, September 30, 2011	80,615	704,264	8,167	269,000	981,431	-	981,431

Balance, January 1, 2012	80,693	705,876	6,515	271,585	983,976	-	983,976

Exercise of stock options	55	1,025	(407)	-	618	-	618
Share-based compensation	-	-	3,269	-	3,269	-	3,269
Total comprehensive income for the period	-	-	16,940	30,977	47,917	-	47,917
Balance, September 30, 2012	80,748	706,901	26,317	302,562	1,035,780	-	1,035,780

The accompanying notes are an integral part of the consolidated interim financial statements

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Silver Standard Resources Inc.
Consolidated Interim Statement of Cash Flows
(expressed in thousands of United States dollars - unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Note	2012	2011	2012	2011
		$	$	$	$
Cash flows from operating activities
Net (loss) income for the period		(2,491)	21,836	30,977	77,545
Adjustments for:
Depreciation, depletion and amortization		12,884	2,351	29,600	13,645
Share-based payments		796	1,822	3,062	4,003
Close down and restoration provision		1,515	386	4,683	1,207
(Gain) on sale of mineral property and property, plant and equipment		-	(51,359)	(101)	(50,536)
Accretion expense on convertible notes		2,663	2,346	7,760	6,855
Accretion (income) on convertible debenture		-	(213)	-	(636)
(Gain) on dilution of associate		(2,580)	-	(15,839)	-
Other expenses (other income)		539	(7,388)	303	(13,798)
(Gain) on partial disposal of associate		-	-	(49,082)	(39,266)
Deferred income tax expense		3,874	16,305	13,293	1,744
Foreign exchange loss (gain)		375	(4,536)	2,381	(7,701)
Net changes in non-cash working capital items	13	(16,328)	2,616	(34,932)	19,840

Cash generated by (used in) operating activities		1,247	(15,834)	(7,895)	12,902

Cash flows from investing activities
Net proceeds from partial disposal of associate		-	-	71,040	112,873
Purchase of property, plant and equipment		(2,174)	(12,604)	(14,639)	(20,402)
Mineral property expenditures		(11,520)	(3,682)	(30,372)	(24,531)
Net value added tax receipts (payments)		14,096	(3,326)	17,098	(10,317)
(Increase) in restricted cash		-	-	(16,319)	-
Net proceeds from sale of mineral property		-	16,830	-	33,864
Proceeds from sale of other investments		-	-	4,853	-

Cash generated by (used in) investing activities		402	(2,782)	31,661	91,487

Cash flows from financing activities
Proceeds from exercise of stock options		11	5,760	618	19,203

Cash generated by financing activities		11	5,760	618	19,203

Increase (decrease) in cash and cash equivalents		1,660	(12,856)	24,384	123,592
Cash and cash equivalents, beginning of period		351,780	368,759	329,055	232,311
Cash and cash equivalents, end of period		353,440	355,903	353,439	355,903

Supplemental cash flow information (note 13)

The accompanying notes are an integral part of the consolidated interim financial statements

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

1.	NATURE OF OPERATIONS

Silver Standard Resources Inc. (the “Company”) is a limited liability company incorporated under the laws of the Province of British Columbia, Canada and its shares are publicly listed on the Toronto Stock Exchange in Canada and the NASDAQ in the United States. The Company together with its subsidiaries (the “Group”) are principally engaged in the exploration, development and production of silver-dominant resource properties located in the Americas. The Company is the ultimate parent of the Group.

The Company’s address is Suite 1400, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2.

The Company’s strategic focus is to optimize the production of silver from its Pirquitas mine in Argentina, and to advance other principal development and exploration projects including Pitarrilla and San Agustin in Mexico, and San Luis in Peru. In addition to its principal projects, the Company holds a geologically-diverse portfolio of predominantly silver projects in various stages of exploration.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated interim financial statements are set out below.

a) Basis of preparation

These consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies followed in these consolidated interim financial statements are the same as those applied in the Company’s most recent audited consolidated annual financial statements for the year ended December 31, 2011.

The policies applied in these consolidated interim financial statements are based on IFRS issued and outstanding as of November 7, 2012, the date the Board of Directors approved the financial statements.

The consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated annual financial statements for the year ended December 31, 2011.

b) Significant accounting judgements and estimates

The preparation of financial statements in conformity with IFRS requires the use of judgements and/or estimates that affect the amounts reported and disclosed in the consolidated interim financial statements and related notes. There have been no significant changes to the Company’s significant accounting estimates from those disclosed in note 2 of the audited consolidated annual financial statements for the year ended December 31, 2011.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

3.	OTHER ASSETS

	September 30, 2012		December 31, 2011
	Non-current	Current	Non-current	Current
	$	$	$	$
Financial assets:
Restricted cash (1)	1,768	16,867	1,768	-
Marketable securities (2)	-	45,353	-	33,539
	1,768	62,220	1,768	33,539
Other assets:
Long-term inventory (note 4)	6,257	-	6,454	-
	8,025	62,220	8,222	33,539

(1)

The current restricted cash of $16,867,000 is the result of a mineral property sale during the prior year for which the Company is required to provide security to cover a tax liability due later this year.

(2)	As at September 30, 2012, the Company assessed for impairment all available for sale financial assets which had a market value below cost, and concluded that no impairment existed.

4.	INVENTORY

Inventory is comprised of the following:

	September 30,	December 31,
	2012	2011
	$	$
Current:
Finished goods	51,139	44,524
Stockpiled ore	47,365	36,414
Materials and supplies	17,654	13,743
	116,158	94,681
Non-current:
Stockpiled ore	6,257	6,454
	122,415	101,135

The Company holds low-grade stockpiled ore that is planned to be processed at the end of the life of the mine. Inventory held at Net Realizable Value (“NRV”) at September 30, 2012 was $4,911,000 (December 31, 2011 - $6,454,000).

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

5.	INVESTMENT IN ASSOCIATE

Investment in associate comprises 18,985,807 (December 31, 2011 – 24,633,333) common shares of Pretium Resources Inc. (“Pretium”), which constitutes an ownership interest of 20.02% (December 31, 2011 – 28.39%). Activity for the nine months ended September 30, 2012 and for the year ended December 31, 2011 was as follows:

	September 30, 2012	December 31, 2011
	$	$
Carrying amount, beginning of period	136,342	226,271
Partial disposition (note 7)	(33,052)	(82,138)
Dilution gain (1, 2, 3)	15,839	1,803
Share of net loss	(2,603)	(6,078)
Share of other comprehensive income (loss)	5,664	(3,516)
Carrying amount, end of period	122,190	136,342

(1) On February 17, 2012, Pretium completed a private placement of 1,250,000 flow-through common shares, in which the Company elected not to participate. This share issuance by Pretium resulted in a dilution of the Company’s interest by 1.42% and a dilution gain of $4,225,000 which was recognized in other income (other expenses) (note 11).
(2) On May 9, 2012, Pretium completed a prospectus offering of 5,554,500 common shares, in which the Company elected not to participate. This share issuance by Pretium resulted in a dilution of the Company’s interest by 5.93% and a dilution gain of $9,034,000 which was recognized in other income (other expenses) (note 11).
(3) On August 24, 2012, Pretium completed a second private placement of 1,150,000 flow-through common shares, in which the Company elected not to participate. This share issuance by Pretium resulted in a dilution of the Company’s interest by 1.21% and a dilution gain of $2,580,000 which was recognized in other income (other expenses) (note 11).

6.	VALUE ADDED TAX RECEIVABLE

	September 30,	December 31,
	2012	2011
	$	$
Current	35,161	1,482
Non-current	35,776	89,160
	70,937	90,642

In countries where value added tax (“VAT”) has been paid but recoverability is uncertain, the VAT payments have either been deferred within mineral property costs, or expensed if related to general mineral exploration or operations. If the Company ultimately recovers the amounts that have been deferred, the amount received will be applied to reduce mineral property costs.

During the nine months ended September 30, 2012, the Company reclassified VAT from non-current assets to trade and other receivables, based upon expected recoveries within one year of the statement of financial position date.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

7.	WARRANT LIABILITY

As part of a secondary offering of Pretium shares in April 2011, the Company issued 5,750,000 Pretium common share purchase warrants (the “Pretium warrants”). Each Pretium warrant was exercisable at a price of C$12.50 until April 9, 2012. Upon issuance of the Pretium warrants, the Company recognized a liability of $7,500,000 in the statement of financial position. The liability was recorded at fair value through profit and loss (FVTPL).

For the nine months ended September 30, 2012, an aggregate of 5,677,526 warrants were exercised for proceeds of C$70,969,000, resulting in a gain on disposal of the underlying investment of $49,082,000. A total of 72,474 warrants expired unexercised.

8.	CONVERTIBLE NOTES

In February 2008, the Company sold $138,000,000 in senior convertible unsecured notes (“Notes”) for net proceeds of $132,754,000 after payment of commissions and expenses related to the offering. The unsecured Notes mature on March 1, 2028 and bear an interest rate of 4.5% per annum, payable semi-annually. At initial recognition the value of the Notes was allocated between the debt and the derivative components. The fair value of the debt portion was $99,144,000 and the fair value of the derivative was $38,856,000 upon inception. The debt component continues to be accreted to its maturity value using the effective interest rate method.

The Notes are redeemable in part or in full at the option of the holder on March 1 at each of 2013, 2018, and 2023, or upon fundamental corporate changes. They are also redeemable by the Company in part or in full on and after March 5, 2013. The Company reclassified the Notes and the derivative from non-current liabilities to current liabilities during the nine months ended September 30, 2012, due to the holders’ right to exercise their option to redeem within one year of the statement of financial position date.

For the three and nine months ended September 30, 2012, the Company recorded an unrealized gain on the derivative of $113,000 (2011 – $8,584,000) and $1,168,000 (2011 – $14,918,000), respectively.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

9.	SHARE-BASED COMPENSATION

a) Stock options

During the nine months ended September 30, 2012 and the year ended December 31, 2011, options outstanding were as follows:

	September 30,		December 31,
	2012		2011
	Number	Weighted	Number	Weighted
	of stock	average	of stock	average
	options	exercise	options	exercise
		price		price
		(C$/option)		(C$/option)

Outstanding, beginning of period	1,878,372	23.86	4,703,870	27.18
Granted	597,125	15.22	518,500	24.79
Exercised	(54,335)	(11.50)	(1,028,391)	(18.97)
Expired	(115,000)	(35.74)	(787,500)	(34.48)
Forfeited	(267,599)	(28.12)	(1,528,107)	(32.21)

Outstanding, end of period	2,038,563	20.43	1,878,372	23.86

Exercisable, end of period	887,185	22.83	927,961	25.76

For options granted during the nine months ended September 30, 2012, the option valuations were based on an average expected option life of 4.2 years, a risk free interest rate of 1.2%, a dividend yield of nil and volatility of 58.0%.

During the nine months ended September 30, 2012, 597,125 options were granted to officers, employees and other eligible persons at strike prices ranging from C$11.68 to C$17.47, with an average fair value of C$6.89 per option.

b) Deferred Share Units (“DSUs”)

During the nine months ended September 30, 2012 and the year ended December 31, 2011, the following DSUs were outstanding to non-executive directors:

	September 30,		December 31,
	2012		2011
	Number	Fair	Number	Fair
	of DSUs	value	of DSUs	value
		$		$
Outstanding, beginning of period	98,289	1,363	90,361	2,527
Granted	40,074	521	21,151	555
Redeemed	-	-	(13,223)	(342)
Fair value remeasurement	-	342	-	(1,377)
Outstanding, end of period	138,363	2,226	98,289	1,363

The DSUs vest immediately and are redeemable in cash on the date the non-executive director ceases to be a director of the Company.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

c) Restricted Share Units (“RSUs”)

During the nine months ended September 30, 2012 and the year ended December 31, 2011, the following RSUs were outstanding to employees:

	September 30,	December 31,
	2012	2011
	Number	Number
	of RSUs	of RSUs

Outstanding, beginning of period	76,800	-
Granted	104,900	93,300
Settled	(21,089)	-
Forfeited	(17,802)	(16,500)
Outstanding, end of period	142,809	76,800

All RSUs as at September 30, 2012 had a value of C$15.82 per unit. RSUs settled during the nine months ended September 30, 2012 were settled at a weighted average price of C$14.74 per unit. The RSUs vest in three separate tranches over a three-year period and are cash-settled immediately upon vesting.

d) Performance Share Units (“PSUs”)

During the nine months ended September 30, 2012 and the year ended December 31, 2011, the following PSUs were outstanding to senior executives:

	September 30,	December 31,
	2012	2011
	Number	Number
	of PSUs	of PSUs

Outstanding, beginning of period	109,700	-
Granted	110,058	141,800
Forfeited	(18,538)	(32,100)
Outstanding, end of period	201,220	109,700

The PSUs granted in the nine months ended September 30, 2012 had a fair value of C$14.68 per unit. The PSUs vest after a performance period of two to three years; the vesting of the award is based on the Company’s total shareholder return in comparison to its peer group and awards range from 0% to 200% of initial PSUs granted. The fair value of the outstanding awards as at September 30, 2012 ranged from C$6.63 to C$15.82 per unit.

e) Share-based compensation

Total share-based compensation, including all equity and cash-settled arrangements, recorded for the nine months ended September 30, 2012 was $5,041,000 (nine months ended September 30, 2011 - $4,028,000) of which $386,000 (nine months ended September 30, 2011 - nil) was capitalized to mineral property costs.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

10.	COST OF SALES

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
	$	$	$	$
Cost of inventory	38,545	11,532	81,819	53,436
Depreciation, depletion and amortization	12,790	2,410	29,506	13,439
Export duties (1)	5,720	718	13,545	11,412
	57,055	14,660	124,870	78,287

(1)

The Pirquitas mine has a fiscal stability agreement with the government of Argentina dating from 1998. In 2002, the government of Argentina implemented an export duty on concentrates that did not apply to companies with pre-existing fiscal stability agreements. In December 2007 the National Customs Authority of Argentina levied an export duty of approximately 10% on concentrates for projects with fiscal stability agreements predating 2002. The Company has been advised that the Pirquitas mine is subject to this export duty despite rights under the fiscal stability agreement from 1998. The legality of the export duty applied to silver concentrates has been challenged and is currently under review by the court in Argentina. In July 2010, the Company filed a claim in the provincial court for repayment of export duties paid on silver concentrates and for an order to cease payment of the export duty until the matter is decided by the court. An order was granted in favor of Mina Pirquitas effective September 29, 2010 to cease paying the export duty on silver and tin concentrates pending the court’s decision on the legality of the export duty. In April 2012, the federal government appealed this decision. In regards to Mina Pirquitas’ challenge on the legality of the export duty, in August 2012, the federal court rejected the government’s motion to dismiss the lawsuit on the grounds that Mina Pirquitas did not stipulate the refundable amount. The federal government has also appealed this decision.

Up until the order to cease payment was granted in 2010, the Pirquitas mine had paid $6,646,000 in duties against which it has filed for recovery. In accordance with this order the Company has not been paying export duties on silver concentrates, but continues to accrue duties in full until the outcome of the claim is known with certainty. For the nine months ended September 30, 2012, duties on silver concentrates of $12,276,000 (nine months ended September 30, 2011 - $9,449,000) have been included in cost of sales, and as of September 30, 2012, the accrual totalled $25,804,000 (December 31, 2011 - $13,101,000). If this export duty is successfully overturned, the benefit will be recognized in the consolidated statement of income (loss) for the full amount of paid and unpaid duty in the period that recovery becomes virtually certain.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

11.	OTHER INCOME (OTHER EXPENSES)

	Three months ended September		Nine months ended September 30
	2012	2011	2012	2011
	$	$	$	$
Gain on sale of other invesments	-	-	4,853	-
Gain on dilution of associate	2,580	1,803	15,839	1,803
Share of net (loss) of associate	(674)	(624)	(2,603)	(4,616)
Unrealized gain (loss) on financial instruments at FVTPL(1)	113	5,362	(2,575)	13,477
Gain on sale of marketable securities	-	5,453	-	5,453
Write-off of mineral property costs	-	(4,514)	86	(4,514)
Reversal of impairment of convertible debenture	-	-	-	2,400
Dividend income	-	-	356	-
Miscellaneous expense	(232)	(92)	(142)	(205)
	1,787	7,388	15,814	13,798

(1)	Financial instruments held at FVTPL include the warrant liability (note 7) and the share purchase option embedded in the convertible notes (note 8).

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

12.	OPERATING SEGMENTS

The Company has identified its operating segments based on the information used by the President and Chief Executive Officer (who is considered to be the chief operating decision maker (“CODM”)) to manage the business. The Company primarily manages its business by looking at individual extractive projects and typically segregates them between production, development and exploration. For reporting purposes all exploration and development projects have been aggregated into a single reportable segment ‘exploration and development properties’ because they all have similar characteristics and none exceed the quantitative thresholds for individual disclosure. The only production property, Pirquitas, is considered a single operating segment which derives its revenues from the sale of silver and zinc concentrates. The corporate division only earns income that is considered incidental to the activities of the Company and therefore does not meet the definition of an operating segment.

The following reporting segments have been identified:

Pirquitas mine; and

Exploration and development properties.

The following is a summary of the carrying amounts of income or loss, and segment assets and liabilities by operating segment:

	Pirquitas Mine	Exploration and	Other	Total
		Development	reconciling
Three months ended September 30, 2012		Properties	items (1, 2)
	$	$	$	$
Revenue from external customers	73,524	-	-	73,524
Cost of inventory and export duties	(44,265)	-	-	(44,265)
Depreciation, depletion and amortization	(12,790)	-	-	(12,790)
Cost of sales	(57,055)	-	-	(57,055)

Income from mine operations	16,469	-	-	16,469

Operating income (loss)	11,037	(408)	(3,485)	7,144
Income (loss) before tax	6,971	(59)	(4,711)	2,201

Interest earned and other finance income	328	281	218	827
Interest (expense) and other finance costs	(2,257)	(19)	(4,287)	(6,563)
Income tax (expense) recovery	(6,098)	1,249	157	(4,692)

As at September 30, 2012
Total assets	602,178	286,146	455,058	1,343,382
Non-current assets	381,778	234,129	123,134	739,041
Total liabilities	(126,943)	(22,805)	(157,854)	(307,602)

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

12.	OPERATING SEGMENTS (Cont’d)

	Pirquitas Mine	Exploration and	Other	Total
		Development	reconciling
Three months ended September 30, 2011		Properties	items (1, 2)
	$	$	$	$
Revenue from external customers	26,152	-	-	26,152
Cost of inventory and export duties	(12,250)	-	-	(12,250)
Depreciation, depletion and amortization	(2,410)	-	-	(2,410)
Cost of sales	(14,660)	-	-	(14,660)

Income from mine operations	11,492	-	-	11,492

Operating income (loss)	10,248	(333)	(6,849)	3,066
Income (loss) before tax	7,510	46,552	(1,338)	52,724

Interest earned and other finance income	-	-	449	449
Interest (expense) and other finance costs	(322)	(29)	(3,978)	(4,329)
Write-off of mineral property costs	-	(4,514)	-	(4,514)
Income tax (expense)	(7,447)	(17,438)	(6,003)	(30,888)

As at December 31, 2011
Total assets	568,212	232,038	475,852	1,276,102
Non-current assets	459,789	202,752	136,885	799,426
Total liabilities	(94,395)	(22,355)	(175,376)	(292,126)

	Pirquitas Mine	Exploration and	Other	Total
		Development	reconciling
Nine months ended September 30, 2012		Properties	items (1, 2)
	$	$	$	$
Revenue from external customers	154,342	-	-	154,342
Cost of inventory and export duties	(95,364)	-	-	(95,364)
Depreciation, depletion and amortization	(29,506)	-	-	(29,506)
Cost of sales	(124,870)	-	-	(124,870)

Income from mine operations	29,472	-	-	29,472

Operating income (loss)	21,390	(953)	(16,715)	3,722
Income (loss) before tax	9,957	(677)	38,007	47,287

Interest earned and other finance income	328	281	802	1,411
Interest (expense) and other finance costs	(6,205)	(56)	(12,597)	(18,858)
Income tax (expense) recovery	(14,543)	1,138	(2,905)	(16,310)

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

12.	OPERATING SEGMENTS (Cont’d)

	Pirquitas Mine	Exploration and	Other	Total
		Development	reconciling
Nine months ended September 30, 2011		Properties	items (1, 2)
	$	$	$	$
Revenue from external customers	133,476	-	-	133,476
Cost of inventory and export duties	(64,848)	-	-	(64,848)
Depreciation, depletion and amortization	(13,439)	-	-	(13,439)
Cost of sales	(78,287)	-	-	(78,287)

Income from mine operations	55,189	-	-	55,189

Operating income (loss)	51,190	(912)	(20,576)	29,702
Income (loss) before tax	44,652	45,912	28,729	119,293

Interest earned and other finance income	-	-	1,989	1,989
Interest (expense) and other finance costs	(1,077)	(87)	(11,702)	(12,866)
Write-off of mineral property costs	-	(4,514)	-	(4,514)
Income tax (expense)	(16,741)	(17,193)	(7,814)	(41,748)

(1)	Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a group basis.
(2)	Includes the equity-accounted investment in Pretium.

Segment revenue by product

	Nine months ended September 30
	2012	2011
	%	%
Silver	98	94
Zinc	2	6

Non-current assets by location

	September 30, 2012	December 31, 2011
	$	$
Canada	124,463	138,205
Argentina	404,814	481,654
Mexico	131,384	108,674
Peru	56,926	50,950
United States	11,566	10,942
Chile	9,888	9,001
Total	739,041	799,426

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

13.	SUPPLEMENTAL CASH FLOW INFORMATION Net changes in non-cash working capital items

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
	$	$	$	$
Trade and other receivables (excluding VAT)	(20,781)	17,556	(22,032)	16,851
Inventory	4,497	(15,652)	(16,457)	(31,623)
Trade and other payables	1,948	(12,755)	12,544	4,893
Taxes payable	(1,992)	13,467	(8,987)	29,719
	(16,328)	2,616	(34,932)	19,840

Cash payments for interest and taxes

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
	$	$	$	$
Interest paid	3,105	3,105	6,236	6,210
Taxes paid	2,822	1,510	11,828	14,195
	5,927	4,615	18,064	20,405

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